SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CommunityOne Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20416Q108

(CUSIP Number)

Jeffrey W. Ferguson

The Carlyle Group

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20416Q108	13D	Page 1 of 12

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20416Q108	13D	Page 2 of 12

1	Names of Reporting Persons The Carlyle Group, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 20416Q108	13D	Page 3 of 12

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20416Q108	13D	Page 4 of 12

1	Names of Reporting Persons Carlyle Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Québec
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN (Québec société en commandite)

CUSIP No. 20416Q108	13D	Page 5 of 12

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN (Cayman Islands exempt limited partnership)

CUSIP No. 20416Q108	13D	Page 6 of 12

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN (Cayman Islands exempt limited partnership)

CUSIP No. 20416Q108	13D	Page 7 of 12

1	Names of Reporting Persons Carlyle Financial Services, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Cayman Islands exempt company)

CUSIP No. 20416Q108	13D	Page 8 of 12

1	Names of Reporting Persons TCG Financial Services, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN (Cayman Islands exempt limited partnership)

CUSIP No. 20416Q108	13D	Page 9 of 12

1	Names of Reporting Persons Carlyle Financial Services Harbor, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 20416Q108	13D	Page 10 of 12

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 31, 2011 (as amended to date, the “Schedule 13D”), relating to the common stock, no par value (the “Common Stock”) of CommunityOne Bancorp, formerly known as FNB United Corp. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the following:

On October 26, 2016, the Issuer completed the previously disclosed Merger with Capital Bank Financial Corp. (“CBF”). In connection with the consummation of the Merger, each outstanding share of Common Stock was converted into the right to receive, at the election of the holder, $14.25 in cash or 0.43 of a share of CBF Class A common stock. Consequently, Carlyle Financial Services Harbor, L.P. disposed of 5,772,376 shares of Common Stock in the Merger, in exchange for $23,775,053.67 in cash and 1,764,699 shares of common stock of CBF.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P.

ITEM 5.	Interest in Securities of the Issuer

Item  5 of the Statement is amended and restated in its entirety by inserting the following information:

(a)-(b)    As of the date hereof and after giving effect to the Merger described in Item 4 above, none of the Reporting Persons beneficially owns any shares of Common Stock of the Issuer, and none of the Reporting Persons has or shares the power to vote or to direct the vote, or the power to dispose or direct the disposition of, any shares of Common Stock of the Issuer.

(c)    Except as set forth in Item 4 above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Related Persons has effected any transactions in the Common Stock of the Issuer in the past sixty days.

(d)     None.

(e)    On October 26, 2016, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

CUSIP No. 20416Q108	13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2016

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.

By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.

By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. 20416Q108	13D	Page 12 of 12

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.

By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

TCG FINANCIAL SERVICES, L.P.

By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P., its general partner
By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person